ASSIGNMENT AND ASSUMPTION OF MEMBERSHIP INTEREST

From

Marcelino Casal

To

Maximo Galindo

THIS ASSIGNMENT, dated this 1st day of July, 2021 is made and entered into by and between Marcelino Casal ("Assignor") and Maximo Galindo ("Assignee"), with reference to the following facts:

WHEREAS, Assignor owns fifteen percent (15%) interest and Assignee owns eighty-five percent (85%) in **Arum Health LLC** which was formed pursuant to **Articles of Organization, dated as of July 1, 2017** (the "Articles"); and

WHEREAS, Assignor desires to assign by gift, all of his right, title, duties, obligations, and interest in and to Arum Health LLC as such is defined in the Operating Agreement (the "Interest"), to Assignee;

NOW, THEREFORE, in view of the foregoing facts Assignor assigns, transfers and conveys the Interest to Assignee, and Assignee accepts all rights, title, duties, obligations and interest in and to the Interest.

This Assignment is made upon the following terms, covenants and conditions:

1. It is the intent of Assignor and Assignee that Assignee succeed to the Interest as such is defined in the Operating Agreement.
2. By its acceptance of the Interest, Assignee hereby accepts, and agrees to be bound by, all of the terms and provisions of the Operating Agreement.
3. Assignor hereby warrants and represents for the reliance and benefit of Assignee and the Limited Liability Company, that Assignor is the owner of the Interest, and that Assignor has not previously sold, assigned, transferred, or encumbered the Interest.
4. The parties hereto represent and warrant for the reliance and benefit of the Limited Liability Company that this Assignment is made in accordance with all applicable laws and regulations and that Assignee meets all applicable investor suitability standards.
5. The parties hereto agree to execute and deliver such additional documents as may be necessary or appropriate to effectuate the provisions of the Articles and to

consummate the assignment contemplated herein according to the terms and conditions hereof.

6. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding upon all the parties, notwithstanding that all the parties are not signatories to the original or the same counterpart.

ASSIGNOR

Marcelino Casal

Date: 7/1/2021

ASSIGNEE

Maximo Galindo

Date: 7/1/2021

CONSENT OF MEMBERS

By executing this document, the Members of the Limited Liability Company expressly consent to the assignment of the Interest from Assignor to Assignee, approve the form and content of this document, and acknowledge that Assignee is (as to the Interest) a substituted Member.

MEMBER:

____
Maximo Galindo

STATE OF CALIFORNIA)
Santa Clara) ss.
COUNTY OF ~~CLARK~~ VP.)

On this 21st day of July, 2021 personally appeared before me, a Notary Public, Maximo Galindo, who acknowledged that He executed the above instrument.

VIKAL PATEL
COMM. #2340947
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Feb. 2, 2025

____
NOTARY PUBLIC